FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

March 31, 2008

Item 3: News Release:

A news release dated and issued on  March 31, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Drilling to Focus on Expanding Pogo-Style High-Grade Gold Veins at Rob

Item 5: Full Description of Material Change:

March 31, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce its 2008 work plans for its 100% leased Rob property in the interior of Alaska.  The program will include ground geophysics, geologic mapping and additional core drilling to trace and expand the high-grade gold mineralization intersected in all eight of its core holes drilled into the Gray Lead vein last summer (including 29.0 g/t over 13 feet and 20.1 g/t over 13.5 feet), as well as additional mapping, geophysics and drilling on numerous other targets on strike and parallel to the Gray Lead vein.  The gold-bearing veins encountered to date on the property share many geological similarities to those currently being mined 20 miles to the west at the 350,000 to 450,000 oz/year Pogo gold mine, and the numerous untested targets on the property that contain high-grade gold in surface grab sampling similar to those which identified the Gray Lead vein, will also be the subject of the upcoming exploration programs.

Although Freegold acquired its initial interest in the Rob property in 2002, it was not until last year that the Company conducted its first drilling program at the property, given the focus that the new management team had initially given to the more advanced Almaden and Golden Summit properties.  Since the opening of the nearby 5.6 million oz Pogo gold mine in 2006, the Goodpastor Mining District has received considerable investor attention, most notably with the consolidation of a 513,000 acre land package through staking and joint venturing by Goldcorp founder Rob McEwen. This large land package (subsequently merged into Rubicon Minerals) surrounds the Pogo mine and the Rob property, and was acquired due to the shared belief that the gold mineralization at Pogo is not a unique occurrence in the district.   Freegold’s initial drilling last year confirmed this to be the case with the intersection of high-grade gold mineralization in a similar vein hosted within the same gneissic dome that hosts the mineralization at Pogo.

The 2008 work, consisting of mapping, ground geophysics and drilling, will commence following the snow melt in mid to late May and will initially focus on the Gray Lead vein.  Eight holes (1,529 feet) were drilled into Gray Lead last year from two drill pads that identified the gold mineralized quartz vein  over a strike length of 170 feet (the distance between the 2 drill pads) and a down dip length of 240 feet (the deepest hole to intercept the vein).  Gold mineralization within the vein (which has a variable true width averaging in excess of 10 feet) remains open in all directions, and exhibited grades similar to the initial grab samples taken by Freegold in 2002, 2006 and 2007 (which included  7.4, 9.4, 17.1, 28.8, 20.5, 49.8 and 72.2 g/tonne).  Results from this drilling can be found in the October 11, 2007 news release.

The initial work at Gray Lead will be mapping and ground-based geophysics aimed at tracing the vein further along strike followed by an initial 3,000 feet of core drilling which is expected to start at the beginning of July.  Step-out drilling of 175 feet in both the north and south directions along strike will test the vein over a strike length in excess of 500 feet.  Deeper holes will also allow the down dip extension of the vein to be tested to a depth of approximately 400 feet.

Approximately 2,000 feet of drilling will also be undertaken on the Michigan prospect.  This prospect lies approximately 2 miles to the northeast of Gray Lead and is situated on strike and on the same mapped geological structure which hosts Gray Lead.  Previous surface mapping has shown that the Michigan prospect appears to be a series of intrusive hosted mineralized structures rather than a single vein at this location.  This area has never been drill tested, and previous grab sampling by Freegold in this area has returned assays of 0, 2.4, 2.9, 6.4, 11.5, 24.3, 29.8, 120.6, 175.1 and 698.9 g/tonne (information concerning these samples can be found in the August 30, 2007 news release.)  Drilling is expected to be from three fences approximately 175 feet apart that will test the target to a depth of at least 300 feet.

Exploration will also be conducted on other target areas on the property including the Grizzly and Blue Lead veins (which appear to be the same structure), the Upper and Lower Trench prospects, the Wolverine prospect and several other areas of mineralization identified by previous exploration work.  As seen below, grab samples from these prospects have also returned excellent gold grades, and 2008 surface work will be used to guide future drill testing.

Prospect	Year Sampled	Gold Grade (g/t)	Gold Grade (oz/t)	Prospect	Year Sampled	Gold Grade (g/t)	Gold Grade (oz/t)
Hilltop	2002	8.7	0.25	Blue Lead	2006	46.7	1.36
Upper Trench	2002	8.8	0.26	Blue Lead	2006	1.1	0.03
Lower Trench	2002	15.4	0.45	Blue Lead	2006	19.6	0.57
Lower Trench	2002	14.4	0.42	Blue Lead	2006	0.2	0.004
Lower Trench	2002	22.3	0.65	Grizzly	2007	31.8	0.93
Blue Lead	2006	23.5	0.69

Freegold President and CEO, Steve Manz stated “We have been very fortunate to have secured the drill rigs we need for our various programs for this year, and 2008 is expected to be our most active year ever in terms of the number of drilling programs being undertaken on all of our properties.  We are very excited about the new drilling at Rob in the coming months, and hope that the high grade grab samples we have previously collected at the other prospects on this 4 mile long property are as indicative of the high-grade vein mineralization underneath as they were at Gray Lead.   Drilling at Golden Summit continues to go extremely well, and initial results from this work are expected shortly”.

Assay results for grab and core samples cited herein were obtained from samples collected by Avalon Development Corporation, consultants to Freegold, under the supervision of Curt Freeman, MS., PGeo, Qualified Person as defined by NI 43-101.  Alaska Assay Laboratories in Fairbanks, Alaska was used to analyze the drill core and grab samples collected in 2006/2007 via fire assay analysis for gold plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion. The grab samples in 2002 were submitted to ALS Chemex in Fairbanks, Alaska (prep) and Vancouver, B.C. (analytical) for fire assay analysis for gold plus multi element ICP-AES analysis using 4 acid digestion.  Given the high-grade results returned from many of the core fire assays, samples which returned grades in excess of 1 g/t were re-analysed using the metallic sieve method. On average, the met screen results were 7.4% higher than those generated by fire assay, and a simple scatter plot of the data showed a relatively linear pattern centred on the 1:1 correlation line, suggesting that there is no predictable nugget effect and that the results can be seen as reliable.

The Qualified Person, Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited has reviewed and approved the contents of this release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604-662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 31st day of March 2008.